Exhibit 12.1

Gramercy Property Trust
Ratio of Earnings to Combined Fixed Charges and Preferred Share Dividends
(Dollars in Thousands)

	Year Ended December 31,
	2016	2015	2014	2013	2012
Earnings:
Net income (loss) from continuing operations, before provision for taxes	$21,908	$(48,280)	$56,002	$(1,779)	$(15,011)
Add (Subtract):
Loss (income) from unconsolidated equity investments	(2,409)	1,107	(1,959)	5,662	2,904
Distributions from unconsolidated equity investments	50,891	5,704	3,373	7,985	—
Fixed charges	76,241	35,166	16,857	16,386	88,159
Capitalized interest	—	—	—	—	—
Income (loss) before fixed charges and preferred share dividends	$146,631	$(6,303)	$74,273	$28,254	$76,052

Fixed charges:
Interest expense	$76,241	$35,166	$16,857	$16,386	$88,159
Capitalized interest	—	—	—	—	—
Total fixed charges	$76,241	$35,166	$16,857	$16,386	$88,159
Preferred share dividends	6,234	6,234	7,349	7,162	7,162
Total fixed charges and preferred share dividends	$82,475	$41,400	$24,206	$23,548	$95,321

Ratio of earnings to fixed charges (1)	1.9x	(0.2x)	4.4x	1.7x	0.9x
Deficiency	N/A	$41,469	N/A	N/A	$12,107

Ratio of earnings to combined fixed charges and preferred share dividends (1)	1.8x	(0.2x)	3.1x	1.2x	0.8x
Deficiency	N/A	$47,703	N/A	N/A	$19,269

(1)
For the years ended December 31, 2015 and 2012, earnings were not sufficient to cover fixed charges by $41,469 and $12,107, respectively. For the years ended December 31, 2015 and 2012, earnings were not sufficient to cover combined fixed charges and preferred share dividends by $47,703 and $19,269, respectively.